

October 8, 2009

<u>Via Facsimile and U.S. Mail</u>
Ronald O. Mueller, Esq.
Gibson Dunn & Crutcher LLP
1050 Connecticut Avenue, NW
Washington, DC 20036

   Re: Intel Corporation
      Schedule TO-I/A
      Filed September 28, October 2 and October 8, 2009
      File No. 5-19567

Dear Mr. Mueller:

   We have limited our review of the above referenced filing to those issues we have addressed in our comments below. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Exhibit 99(a)(1)(A): Offering Memorandum

General

1.   We disagree with the response provided in reply to prior comment 1. Given that the offer
        to exchange characterized the original exchange ratios as "preliminary," Intel's offer does
        not currently contain fixed pricing terms and did not disclose fixed pricing terms at
        commencement. Rather, non-fixed "preliminary" exchange ratios disclosed at
        commencement of the offer may become the final exchange ratios or may be replaced by
        entirely new exchange ratios that become the final exchange ratios. You disclose that
        final exchange ratios will be announced following application of a Black Scholes
        valuation model approximately midway through the offer. In light of these facts, Rule
        13e-4(f)(1)(ii) applies to the offer to exchange once the final exchange ratios are
        announced. Please supplementally provide a brief legal analysis that includes any prior
        Commission guidance and any no action letter positions that you believe support the
        position presented in Intel's response to prior comment 1. Specifically, please explain
        how converting the offer's preliminary pricing mechanism into a final exchange ratio or
        revising the ratio would not result in a material change that requires a minimum number
        of days to remain in the offer as specified by Rule 13e-4(f)(1)(ii). Refer to Interpretative
        Release No. 34-24296 (April 3, 1987)(explaining that if material changes are made with
        respect to information that approaches the significance of price and share levels, a
        minimum period of ten business days may be required to allow adequate dissemination
        and investor response).

                                    *   *   *

        As appropriate, please amend your filing in response to these comments. Please
electronically submit a cover letter with your amendment that keys your responses to our
comments. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all material information
to investors. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

        •   the company is responsible for the adequacy and accuracy of the disclosure in the
            filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions